Exhibit 12

Rayonier Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(Unaudited, thousands of dollars)

	Year Ended December 31,
	2003	2002	2001	2000	1999
Earnings:
Net Income	$49,972	$54,172	$57,598	$78,187	$68,653
Add:
(Income) / loss from discontinued operations	—	745	(688)	(669)	(84)
Income tax	5,806	14,880	23,747	29,398	29,082
Amortization of capitalized interest	2,501	2,531	2,625	2,578	2,308

	58,279	72,328	83,282	109,494	99,959

Adjustments to earnings for fixed charges:
Interest and other financial charges	48,742	62,433	70,314	87,199	43,705
Interest factor attributable to rentals	288	823	1,633	1,362	1,367

	49,030	63,256	71,947	88,561	45,072

Earnings as adjusted	$107,309	$135,584	$155,229	$198,055	$145,031

Fixed Charges:
Fixed charges above	$49,030	$63,256	$71,947	$88,561	$45,072
Capitalized interest	—	—	—	—	314

Total fixed charges	$49,030	$63,256	$71,947	$88,561	$45,386

Ratio of earnings as adjusted to total fixed charges	2.19	2.14	2.16	2.24	3.20

Effective tax rate	10%	21%	29%	28%	30%